Deutsche Bank AG
Taunusanlage 12, D-60325
Frankfurt am Main
Federal Republic of Germany



Jeffrey A. Ruiz
Vice President
Telephone: (212) 250-3667


                                                      February 13, 2004


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sir or Madame:

            Re:  Filing of Schedule 13G - SIMON PROPERTY GROUP, INC.


Pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, attached is one copy of Schedule 13G - Amendment 1, with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G by return e-mail confirmation.

                                                              Sincerely,



                                                              Jeffrey A. Ruiz








Enclosures

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                               (Amendment No. 1*)

                    Under the Securities Exchange Act of 1934

                           SIMON PROPERTY GROUP, INC.
                     ---------------------------------------
                                 NAME OF ISSUER:


                         Common Stock ($0.001 Par Value)
                     ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                    828806109
                     ---------------------------------------
                                  CUSIP NUMBER


                                December 31,2003
                     ---------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                                [X] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)



o On February 12, 2004, Deutsche Bank AG submitted a Statement of Beneficial Ownership on Schedule 13G reporting their ownership of shares of Common Stock of SPG PROPERTIES INC/MD/ (CIK# 0000912564). It was subsequently determined that the beneficial ownership and total voting shares held of the Common Stock were attributed to the incorrect issuer. This filing is being made to correct that error, and correctly report holdings of Simon Property Group Inc. (CIK 0001063761).

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) [ ] (B) [ ]


3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     10,820,829
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                   10,768,282
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                            0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,835,082

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.76%

12. TYPE OF REPORTING PERSON

         HC, CO,

     * In accordance with Securities Exchange Act Release No. 39538 (January 12,
     1998), this amended filing reflects the securities beneficially owned by the Private Clients and Asset Management business group ("PCAM") of Deutsche Bank AG and its subsidiaries and affiliates (collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that PCAM is, for purposes of Section 13(d) under the Act, the beneficial owner of any securities covered by the filing.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         RReef  America L.L.C.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                      10,098,589
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                    0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  10,098,589
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,098,589

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.37%

12. TYPE OF REPORTING PERSON

         IA, CO,

1. NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DWS Holding & Service GmbH

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     1,049

BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                    0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                   1,049
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                             0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,049

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.00%

12. TYPE OF REPORTING PERSON

         IA, CO,

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank Trust Company Americas

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     113,404
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  60,857
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         127,657

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.07%


12. TYPE OF REPORTING PERSON

         BK,CO

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Investment Management Americas, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (A) [ ] (B) [ ]


3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     607,787
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  607,787
PERSON WITH       8.       SHARED DISPOSITIVE POWER


9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         607,787

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.32%

12. TYPE OF REPORTING PERSON

         IA,CO

Item 1(a).        Name of Issuer:

                  Simon Property Group, Inc.

 Item 1(b).       Address of Issuer's Principal Executive Offices:

                   115 West Washington Street, Suite 15
                   East Indianapolis, IN 46204

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value ("Common Stock").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3.          If this statement is filed pursuant to Rules 13d-1(b), or

                        13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15
                      of the Act;

                  (b) [X] Bank as defined in section 3(a)(6) of the Act;

                             Deutsche Bank Trust Company Americas

                  (c) [ ]Insurance Company as defined in section 3(a)(19)
                      of the Act;

                  (d) [ ] Investment Company registered under section 8
                      of the Investment Company Act of 1940;

                  (e) [X] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

                       RREEF America, L.L.C.

                      Deutsche Investment Management Company Americas

                      DWS Holding & Service GmbH

                  (f)[ ] An employee benefit plan, or endowment fund in
                      accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g) [X] Parent holding company or control person in
                      accordance with Rule 13d-1 (b)(1)(ii)(G);

                                Deutsche Bank AG

                  (h) [ ] A savings association as defined in section
                      3(b) of the Federal Deposit Insurance Act;

                  (i) [ ] A church plan that is excluded from the
                      definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j) [ ] Group, in accordance with Rule 13d-1
                      (b)(1)(ii)(J).


Item 4.           Ownership.

           (a)    Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

           (b)    Percent of class:

                  The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

            (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

                    The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (ii) shared power to vote or to direct the vote:

                    The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

               (iii) sole power to dispose or to direct the disposition of:

                    The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

               (iv) shared power to dispose or to direct the disposition of:

                    The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                   Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                     Subsidiary                     Item 3 Classification
                  --------------------------------------------------------

                  RREEF America, L.L.C.                  Investment Advisor

                  Deutsche Investment
                    Management Americas Inc.             Investment Advisor

                  Deutsche Bank Trust Company Americas   Bank

                  DWS Holding & Service GmbH            Investment Advisor



Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.



Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/04

                                       DEUTSCHE BANK AG


                                       By: /s/ Jeffrey A. Ruiz
                                       Name: Jeffrey A. Ruiz
                                       Title: Vice President

                                       By: /s/ Pasquale Antolino
                                       Name: Pasquale Antolino
                                       Title: Associate

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/04


                                             RREEF America, L.L.C.

                                             By: /s/ Mark Zeisloft
                                             Name: Mark Zeisloft
                                             Title: Vice President

                                            SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 2/13/04


                                Deutsche Investment Management Americas, Inc.

                                By: /s/ Jeffrey A. Ruiz
                                Name: Jeffrey A. Ruiz
                                Title: Vice President

                                         SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/04


                                       Deutsche Bank Trust Company Americas


                                       By: /s/ Jeffrey A. Ruiz
                                       Name: Jeffrey A. Ruiz
                                       Title: Vice President

                                           SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/04


                                          DWS Holding & Service GmbH


                                           By: /s/ Ralf Ring
                                           Name: Ralf Ring
                                           Title:   Compliance Officer

                                           By: /s/ Susan Seidel
                                           Name: Susan Seidel
                                           Title: Deputy Compliance Officer